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                                                                   EXHIBIT 23
                        Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Graybar Electric Company, Inc. of our report dated February 20, 2001, included in the 2000 Annual Report to Shareholders of Graybar Electric Company, Inc.

Our audits also included the financial statement schedule of Graybar Electric Company, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


St. Louis, Missouri
February 20, 2001


                                       /s/  Ernst & Young LLP